 Exhibit (a)(1)(iv)
OFFER TO PURCHASE FOR CASH

All Outstanding Common Units

of

WORLD POINT TERMINALS, LP

at

$17.30 Net per Unit

Pursuant to the Offer to Purchase dated June 2, 2017

by

World Point Terminals, Inc.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON JUNE 29, 2017, UNLESS THE OFFER IS EXTENDED.
June 2, 2017
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged by World Point Terminals, Inc., a Delaware corporation (the “Offeror”), to act as information agent (“Information Agent”) in connection with the Offeror’s offer to purchase all of the issued and outstanding common units (the “Units”) of World Point Terminals, LP, a Delaware limited partnership (the “Partnership”), not already beneficially owned by the Offeror or its affiliates, at a price per Unit equal to $17.30 (the “Offer Price”), net to the holder in cash, without interest thereon and less any applicable tax withholding, and on the other terms and subject to the conditions specified in the Offer to Purchase, dated June 2, 2017 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Units registered in your name or in the name of your nominee.
The Offer is being made pursuant to the Transaction Agreement, dated as of June 1, 2017, by and among the Offeror, WPT GP, LLC (the “General Partner”) and the Partnership (together with any amendments or supplements thereto, the “Transaction Agreement”), setting forth, among other things, the terms and conditions of the Offer. Pursuant to the Transaction Agreement, after the completion of the Offer and subject to the satisfaction or, to the extent permitted, waiver of certain conditions, the Offeror will purchase any and all outstanding Units held by unitholders other than the Offeror or its affiliates (the “Unaffiliated Unitholders”) that are not tendered pursuant to the Offer (the “Buyout”) pursuant to Section 15.1(a) of the First Amended and Restated Agreement of Limited Partnership of World Point Terminals, LP, as amended (the “Partnership Agreement”), at a price per Unit equal to the Offer Price (the “Buyout Price”), upon the terms and subject to the conditions set forth in the Transaction Agreement. Following the consummation of the Buyout, the Offeror and its affiliates will collectively beneficially own 100% of the outstanding Units.
The conflicts committee (the “Conflicts Committee”) of the board of directors of the General Partner (the “GP Board”), consisting of two independent directors, has unanimously adopted resolutions: (i) determining that the Transaction Agreement, the Offer, the Buyout and the other transactions contemplated by the Transaction Agreement are in the best interests of, and fair and reasonable to, the Partnership and its subsidiaries and the holders of Units other than the Offeror, the General Partner and their respective affiliates (the “Unaffiliated Unitholders”); (ii) approving and declaring advisable the Transaction Agreement, the Offer, the Buyout and the other transactions contemplated by the Transaction Agreement; and (iii) recommending that the GP Board (a) approve the Transaction Agreement, the Offer, the Buyout and the other transactions contemplated by the Transaction Agreement and (b) recommend that the Unaffiliated Unitholders accept the Offer and tender their Units pursuant to the Offer.

The GP Board, based on the unanimous recommendation of the Conflicts Committee, has adopted resolutions: (i) declaring that the Transaction Agreement, the Offer, the Buyout and the other transactions contemplated by the Transaction Agreement are fair to and not adverse to the best interests of the Partnership and the Unaffiliated Unitholders; (ii) approving and declaring advisable the Transaction Agreement, the Offer, the Buyout and the other transactions contemplated by the Transaction Agreement; and (iii) recommending that the Unaffiliated Unitholders accept the Offer and tender their Units pursuant to the Offer.
The Offer is not subject to any financing condition. The obligation of the Offeror to accept for payment and pay for Units validly tendered (and not properly withdrawn) pursuant to the Offer (the time of such acceptance, the “Acceptance Time”) is subject, among other things, to the condition that there have been validly tendered (and not properly withdrawn) prior to the expiration of the Offer such number of Units that, together with the Units then collectively beneficially owned by the Offeror and its affiliates, represent at least one Unit more than 80% of the then outstanding Units (the “Minimum Tender Condition”). The Offeror is not permitted to waive the Minimum Tender Condition without the consent of the GP Board (acting upon the recommendation of the Conflicts Committee). The Offer is also subject to the condition that the Formula Price (as defined below), calculated as of the date immediately following the date on which the Acceptance Time is scheduled to occur, does not exceed the Offer Price (the “Price Condition”). As defined in the Transaction Agreement, “Formula Price” means a price per Unit equal to the greater of  (i) the average daily closing price of the Units on the NYSE for the 20 consecutive trading days immediately preceding the date that is three business days prior to the date on which notice of the Buyout is mailed to the unitholders by the Offeror and (ii) the highest price paid by the General Partner or any of its affiliates for any Units purchased during the 90-day period preceding the date on which such notice is mailed to the unitholders. The Price Condition is waivable by the Offeror at its sole discretion. However, if the Price Condition is waived by the Offeror and the Offer is consummated, the Offeror will not be able to consummate the Buyout unless the Price Condition is subsequently satisfied. If the Offer is not consummated by July 20, 2017, or if notice of the Buyout is not given by the Offeror by July 21, 2017, each of the Offeror and the Partnership can terminate the Transaction Agreement. The Offer is also subject to the other conditions described in the Offer to Purchase under “The Offer—Section 12—Conditions of the Offer.”
For your information and for forwarding to your clients for whom you hold Units registered in your name or in the name of your nominee, we are enclosing the following documents:
1.
the Offer to Purchase, dated June 2, 2017;

2.
the Letter of Transmittal to be used by unitholders of the Partnership in accepting the Offer and tendering Units, including Guidelines for Certification of Taxpayer Identification Number on Internal Revenue Service Form W-9;

3.
the Notice of Guaranteed Delivery to be used to accept the Offer if Units to be tendered and/or all other required documents cannot be delivered to Computershare Trust Company, N.A. (the “Depositary”) by the expiration of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration of the Offer;

4.
the letter to unitholders of the Partnership, accompanied by the Partnership’s Solicitation/Recommendation Statement on Schedule 14D-9;

5.
the form of letter that may be sent to your clients for whose accounts you hold Units in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

6.
the return envelope addressed to the Depositary for your use only.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the initial scheduled expiration time of the Offer is 11:59 p.m., New York City time, on June 29, 2017, unless the Offer is extended (the latest time and date at which the Offer, as so extended, will expire, the “Expiration Date”). Previously tendered Units may be withdrawn at any time until the Offer has expired and, if not previously accepted for payment at any time, after August 1, 2017, pursuant to the regulations of the Securities and Exchange Commission.

Except as set forth in the Offer to Purchase, to validly tender Units pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or, with respect to a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program, a manually executed facsimile thereof), with any required signature guarantees, or a message, transmitted through electronic means by the Depository Trust Company (“DTC”) to, and received by the Depositary and forming a part of a confirmation of a book-entry transfer of Units into the Depositary’s account at the DTC (“Book-Entry Confirmation”), which states (x) that DTC has received an express acknowledgment from the participant in DTC tendering the Units which are the subject of that Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and (y) that the Offeror may enforce that agreement against the participant (together with a hard copy printout evidencing such message generated by a computer terminal maintained at Depositary’s office, an “Agent’s Message”) in connection with a book-entry delivery of Units, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase prior to the Expiration Date, and either (1) certificates representing Units tendered must be delivered to the Depositary or (2) those Units tendered must be properly delivered pursuant to the procedures for book-entry transfer described in the Offer to Purchase under “The Offer—Section 3—Procedure for Tendering Units,” and a confirmation of that delivery must be received by the Depositary (which confirmation must include an Agent’s Message if the tendering unitholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (b) the tendering unitholder must comply with the guaranteed delivery procedures set forth in the Offer to Purchase under “The Offer—Section 3—Procedure for Tendering Units.” If you hold your Units through a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Units to the Offeror pursuant to the Offer.
If your clients for whose accounts you hold Units in your name or in the name of your nominee desire to tender their Units to the Offeror pursuant to the Offer and the certificates representing their Units are not immediately available, or they cannot comply in a timely manner with the procedure for tendering their Units by book-entry transfer, or cannot deliver all required documents to the Depositary by the Expiration Date, your clients may tender their Units to the Offeror pursuant to the Offer by following the procedures for guaranteed delivery described in the Offer to Purchase under “The Offer—Section 3—Procedure for Tendering Units.”
The Offeror will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent and the Depositary as described in the Offer to Purchase) for soliciting tenders of Units pursuant to the Offer. The Offeror will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. The Offeror will pay all unit transfer taxes applicable to its purchase of Units pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.
The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Units in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction.
Questions and requests for assistance or for additional copies of the enclosed materials may be directed to the Information Agent at the address and telephone number set forth below and in the Offer to Purchase. Additional copies of the enclosed materials will be furnished at the Offeror’s expense.
Very truly yours,

Georgeson LLC

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY PERSON THE AGENT OF THE OFFEROR, THE PARTNERSHIP, THE INFORMATION AGENT, THE DEPOSITARY OR ANY OF THEIR AFFILIATES, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT OR REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.
Enclosures
The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Banks, Brokers and Shareholders
Call Toll-Free (800) 509-0917
Email: WPTOffer@Georgeson.com